UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

PEMEX Announces a Transaction to Refinance Invoices

•	A liability management transaction through which suppliers and contractors may exchange commercial obligations of PEMEX’s Productive Subsidiary Entities for financial obligations of PEMEX

•	The transaction will cover obligations in an aggregate amount of approximately US$ 2.0 billion, which is expected to provide liquidity to such suppliers and contractors

As part of its financing program to pay its suppliers, PEMEX structured a mechanism to exchange commercial debt for financial debt, which represents an attractive opportunity for advancing payments to suppliers and contractors of PEMEX’s Productive Subsidiary Entities.

This financial mechanism intends to offer such suppliers and contractors an alternative to gain liquidity.

For this transaction, a process was established through which the suppliers and contractors with more than U.S.$ 5 million in invoices could voluntarily participate in a program through which the obligations owed to them would be recognized and repaid.

The financial mechanism is being implemented today through the execution of and Obligation Recognition and Repayment Agreement between PEMEX and the suppliers and contractors, pursuant to which commercial invoices will be exchanged par for par for global notes with a 8.75% coupon and maturing in 2029. Eligible invoices to be considered in this scheme where those denominated in dollars and due and unpaid as of May 31, 2022.

Holders who so decide may monetize the global notes through a remarketing process operated by a financial institution, to be executed through an offer in the secondary market pursuant to Rule 144A/Reg S of the U.S. Securities Act of 1933, on a date agreed among PEMEX, the holders and such financial institution, subject to market conditions.

Those suppliers and contractors who decide not to participate in the remarketing process may continue to hold their notes.

The coupon of the global notes was determined based on PEMEX’s market rate, taking into reference outstanding bonds with a similar maturity to the global notes plus a new issue premium.

Through this financial mechanism, which garnered great acceptance from suppliers and contractors, PEMEX achieves a significant progress in the reduction of its liabilities, affirming its commitment to work closely with the companies that provide it with goods and services, contributing to make the most of oil resources and to Mexico’s growth.

* * * * *

This press release is for informational purposes only. This press release shall not constitute an offer to purchase or sell or the solicitation of an offer to sell or purchase any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The global notes have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The global notes are expected to be issued with registration rights. Any offering of securities in a remarketing will be made by means of an offering document and in compliance with applicable securities laws, subject to market conditions.

The global notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, (a) a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the global notes to be offered so as to enable an investor to decide to purchase or subscribe for the global notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the global notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the global notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This press release and any other documents or materials relating to the transactions described herein have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this press release and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This press release is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order), (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This press release is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The global notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering the global notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering the global notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ José Alberto Jiménez Hernández
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: May 31, 2022

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm-outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	the outbreak of military hostilities, including escalating tensions between Russia and Ukraine and the potential destabilizing effect of such conflict;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.